UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐ Form N-SAR

For Period Ended: June 30, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Advanced Accessory Holdings Corporation Full Name of Registrant
N/A Former Name if Applicable
12900 Hall Road, Suite 200 Address of Principal Executive Office (Street and Number)
Sterling Heights, MI 48313 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;

c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Advanced Accessory Holdings Corporation (the "Registrant") was unable to timely file its quarterly report on Form 10-Q for the period ended June 30, 2006, as the Registrant was unable to complete and obtain required financials. As reported earlier, on May 17, 2006, the Registrant and its subsidiaries, AAS Acquisitions, LLC, CHAAS Acquisitions, LLC ("CHAAS") and Valley Industries, LLC ("Valley"), entered into a purchase agreement (the "Purchase Agreement") to sell the Automotive Accessories Business (as defined in the Purchase Agreement) through the sale of all the assets of Valley and all of the issued and outstanding stock of CHAAS Holdings B.V. ("Brink") and Advanced Accessory Systems, LLC ("AAS"), subsidiaries of CHAAS, (together with Valley, the “Discontinued Companies”) to Thule AB. As per the requirements of U. S. GAAP the Automotive Accessories Business is being reclassified as discontinued operations and the Registrant is currently preparing revised financials statements indicating this new classification. The Registrant expects to file its quarterly report on Form 10-Q within 5 calendar days following the prescribed due date.

PART IV-- OTHER INFORMATION

1)	Name and telephone number of person to contact in regard to this notification

Ronald J. Gardhouse	(586)	997-2900
(Name)	(Area Code)	(Telephone Number)

2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In accordance with Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, the net assets of the Automotive Accessories Business were accounted for as held for sale subsequent to the signing of the Purchase Agreement on May 17, 2006. Accordingly, the Statement of Operations reported the results of the Discontinued Companies in a separate component of income after net income (loss) from continuing operations for both current and prior periods.

The net income (loss) of discontinued operations for the three and six months ended June 30, 2005 were $958 and ($2,574), respectively (in thousands of US dollars). The total net loss of discontinued and continuing operations considered together is unchanged from the amounts previously reported.

Advanced Accessory Holdings Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2006	By /s/ Ronald J. Gardhouse Name: Ronald J. Gardhouse Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.